Exhibit 2.1

        THIS AGREEMENT made as of the 27th day of February, 2006 by and between

        THE COMMUNITY PROGRAMS CENTER OF LONG ISLAND, INC., having an address at 141 Rodeo Drive, Edgewood, New York 11717 (herein called “Seller”), and TII Network Technologies, Inc., a Delaware business corporation, having an address at 1385 Akron Street, Copiague, New York 11726 (herein called “Purchaser”).

        In consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1

Purchase and Sale

        ARTICLE 1.1.   Upon the terms and conditions of this Agreement, Seller hereby agrees to sell and convey to Purchaser, and Purchaser hereby agrees to purchase from Seller:

               (a)        (the “Land”) located in Suffolk County, New York and designated on the Suffolk County Land and Tax Map as District 0500, Section 133.00, Block 03.00, Lot 005.005, commonly know as 141 Rodeo Drive, Edgewood, New York 11717, New York and more particularly described on Schedule A attached hereto and forming a part hereof.

               (b)            All buildings and improvements situated on the Land (collectively the “Improvements”).

               (c)        All right, title and interest of Seller in and to any land lying in the bed of any highway, street, road or avenue, open or proposed adjoining the Land.

               (d)        All right, title and interest of Seller in and to all easements, tenements, hereditaments, privileges and appurtenances in any way belonging to the Land. The Land and Improvements are hereinafter sometimes collectively referred to as the “Premises.”

ARTICLE 2

Purchase Price

        ARTICLE 2.1.   The purchase price (the “Purchase Price”) for the Premises is TWO MILLION EIGHT HUNDRED THOUSAND ($2,800,000) DOLLARS, payable as follows:

               (a)        TWO HUNDRED EIGHTY THOUSAND ($280,000) DOLLARS (the “Deposit”) paid by check upon the execution of this Agreement and subject to collection, said Deposit to be held in escrow pursuant to the provisions of Article XIV of this Agreement.

               (b)        TWO MILLION FIVE HUNDRED TWENTY THOUSAND ($2,520,000) DOLLARS (subject to adjustment as provided in this Agreement) by wire transfer, if requested by Seller, to an account designated by Seller, or certified or bank check payable to the order of Seller or its designee upon delivery of the Deed as hereinafter described provided Seller gives the Purchaser two (2) business days prior written notice.

ARTICLE 3

Title

        ARTICLE 3.1.   Seller shall convey and Purchaser shall accept insurable title to the Premises free and clear of all liens, encumbrances and other defects (sometimes collectively referred to hereinafter as, “Title Defects”) in title, except for the following (the “Permitted Exceptions”):

               (a)        All laws, ordinances, codes, regulations or requirements (including but not limited to zoning, building and environmental protection and rent laws and regulations affecting the Premises or the use thereof), adopted by any governmental or municipal authority having jurisdiction thereof, and all amendments and additions thereto now or which will be at the Closing (as hereinafter defined) in force and effect;

               (b)        Such state of facts as would be shown by an accurate survey of the Premises, provided none of the facts shown thereon shall render title unmarketable;

               (c)        Consents by Seller or any former owner of the Premises for the erection of any structure or structures on, under or above any street or streets on which the Premises may abut;

               (d)        Real estate taxes, unpaid water charges and sewer rents and vault taxes, if any, whether or not same are liens (subject, however, to adjustment as provided in Article 5 hereof);

               (e)        The following easements, conditions, covenants and restrictions: Declaration of Covenants and Restrictions in Liber 9514 cp 74; Declaration of Covenants and Restrictions in 9559 page 331 and restated in Declaration of Covenants and Restriction recorded in Liber 11961 page 366; Declaration of Covenants and Restriction in Liber 11943 Page 251; Declaration of Covenants and Restrictions in Liber 11951, cp 600 as cancelled and restated in Liber 11957 cp 849; Grant of Easement to New York Telephone Company recorded in Liber 9860 cp 267; Grant of Easement to New York Telephone Company recorded in Liber 9940 cp 340; Utility Easement recorded in Liber 12241 cp 49; Utility Reservations recited in Deed recorded in Liber 11970 page 963; Telephone Easement in Liber 531 cp 220; Electric Easement in Liber 1619 cp 452; Gas and Electric Easement in Liber 10757 cp 537; and Deed to Town for relocation of Long Island Avenue in Liber 10057, cp 353.

               (f)        Financing statements, chattel mortgages and liens on personal property filed more than five (5) years prior to the Closing Date and not renewed, and not covering fixtures intended to be conveyed to Purchaser or property or equipment no longer located on the Premises provided the Title Company omits same without additional charge or premium (unless paid by Seller);

               (g)        Possible lack of right to maintain vaults, fences, retaining walls, chutes, cornices and other installations encroaching beyond the property line and possible variance between the record description and the tax map;

               (h)        Any lien or encumbrance encumbering the Premises as to which Seller shall deliver to the Title Company at or prior to the Closing, proper instruments, in recordable form, canceling such lien or encumbrance, together with the cost of recording and canceling the same provided the Title Company omits same;

               (i)        Any exceptions caused by, consented to or approved by, in writing Purchaser, its agents, representatives or employees.

        ARTICLE 3.2.   Purchaser shall promptly order a title report for the Premises from a title company licensed to do business in the State of New York (the “Title Company”) and cause a copy thereof to be simultaneously sent to the Seller’s attorney. Purchaser shall, within the Inspection Period (defined below), advise Seller of any Title Defects and the Seller shall be entitled to have the Closing (as defined in Section 10.1 herein) of title adjourned for a reasonable time period for the purpose of clearing such Title Defects. Neither Purchaser nor its attorneys shall have any right to raise or make objection to any of the Permitted Exceptions. In the event Seller is unable or unwilling to cure any Title Defects, Seller shall deliver notice (“Seller’s Notice”) to Purchaser that such Title Defects will not be removed. Notwithstanding the foregoing, in the event such Title Defect (i) can be cured by the payment of money not to exceed Fifty Thousand ($50,000) Dollars or (ii) is a lien against the Premises created by Seller pursuant to an instrument executed by Seller, Seller shall be obligated to cure such Title Defect. In the event Seller elects not to cure the Title Defects as herein provided, Purchaser shall have the right to either terminate this Agreement by notifying Seller in writing of its intention to terminate this Agreement within ten (10) days after its receipt of Seller’s Notice or close title subject to such Title Defect. In the event Purchaser terminates the Agreement, the Escrow Agent shall refund the Deposit and all interest thereon to Purchaser and this Agreement shall terminate and be of no further force and effect, with neither party having any further obligations hereunder. Failure of the Purchaser to notify Seller of its intention to terminate this Agreement within the aforesaid ten (10) day period after Seller’s Notice shall constitute a waiver of Purchaser’s right under this Section 3.2, and in such event, Purchaser shall be required to perform hereunder and accept title subject to those Title Defects which Seller is either unable or unwilling to cure. In the event a continuation of title at Closing reveals additional Title Defects, Seller shall be entitled to adjourn the Closing for up to sixty (60) days to cure such Title Defects and, if Seller is diligently pursuing such cure, to further adjourn the Closing for such reasonable additional time to effect such cure and Purchaser shall have the same rights with respect to such additional Title Defects as if they had appeared in the original title report.

        ARTICLE 3.3.   Unpaid franchise taxes of any corporation in the chain of title shall be no objection to title provided that the Title Company omits same as an exception at closing of title.

        ARTICLE 3.4.   If a search of the title discloses judgments, bankruptcies or other returns against other persons having names the same as or similar to that of Seller, Seller shall on request deliver to Purchaser or the Title Company an affidavit showing that such judgments, bankruptcies or other returns are not against Seller.

        ARTICLE 3.5.   If at the Closing Date (as defined in Section 9.1 herein) there are any liens or encumbrances which the Seller is obligated to pay and discharge, the Seller may use any portion of the cash balance of the Purchase Price to satisfy same, provided the Seller shall have delivered to the Purchaser at the Closing of title, instruments in recordable form sufficient to satisfy such liens and encumbrances of record, together with the cost of recording and filing said instruments. The Purchaser agrees to provide at the Closing separate certified or bank checks as requested, aggregating the amount of the cash balance of the Purchase Price. The existence of any such tax or other liens and encumbrances shall not be deemed objections to title if the Seller shall comply with the foregoing requirements.

        ARTICLE 3.6.   At Closing, the Title Company shall issue to Purchaser, at Purchaser’s sole cost and expense, an ALTA Owner’s Form of title insurance policy (the “Owner’s Title Policy”), in the amount of the Purchase Price, insuring Purchaser’s fee title interest in the Real Property subject only to the Permitted Exceptions and such other exceptions to title as Purchaser shall have accepted or have been deemed to have accepted. Purchaser shall be entitled to request that the Title Company provide, at Purchaser’s sole cost and expense, such endorsements (or amendments) to the Owner’s Title Policy as Purchaser may reasonably require, provided that (a) such endorsements (or amendments) shall be at no cost or additional liability to Seller, (b) Purchaser’s obligations under this Agreement shall not be conditioned upon Purchaser’s ability to obtain such endorsements and, if Purchaser is unable to obtain such endorsements, Purchaser shall nevertheless be obligated to proceed to close the transaction contemplated by this Agreement (the “Transaction”) without reduction of or set off against the Purchase Price, (c) such endorsements (or amendments) are customarily provided by the Title Company in similar Transactions, and (d) the Closing shall not be delayed as a result of Purchaser’s request. Purchaser shall be required to pay all costs incurred in connection with any new survey or update or modification of any existing survey requested by Purchaser.

               (a)        All notes or notices of violation of law, or municipal ordinances, order or requirements noted in or issued by the Departments of Housing and Buildings, Fire, Labor, Health or other State or Municipal Departments having jurisdiction against or affecting the Premises (“Governmental Authority”) on or before the Closing Date hereof shall be complied with by Seller before the Closing Date. If the cost of curing such violation shall exceed $25,000, Seller shall have no obligation to cure any such violation(s). The determination of the cost of curing such violation shall be made by an independent architect or engineer licensed to practice in the State of New York who is selected by Seller (hereinafter “Independent Inspector”).

               (b)        Seller shall be entitled to an adjournment of the closing of title for up to sixty (60) days to cure such Title Defects and, if Seller is diligently pursuing such cure, to further adjourn the Closing for such reasonable additional time to effect such cure.

               (c)        In the event the aggregate cost of removal of any violations which Seller may be required to remove hereunder shall exceed the sum of $25,000, then Seller shall have the following options:

                           (i)        to remove the same in accordance with the provision of this Agreement, or

                           (ii)        to refuse to remove the same, which decision Seller shall make within ten (10) days after receipt of notice of violations. In the event Seller refuses to remove the same, then Purchaser shall have the following options: (x) take title subject to such violations in which event Purchaser shall receive an allowance of $25,000, in reduction of the purchase price, or (y) cancel this Agreement, and in the latter event, upon repayment of the Deposit, this Agreement shall be null and void and each of the parties hereto shall be fully released from any further liability.

ARTICLE 4

Special Assessments

        ARTICLE 4.1.   If on the date hereof the Premises or any part thereof shall be or shall have been affected by a special assessment which are or may become payable in annual installments, of which the first installment is then a charge or lien, or has been paid, then for the purposes of this Agreement all installments of any such special assessment to become due and payable after Closing shall be the responsibility of Purchaser, and Seller shall have no liability therefor. Seller represents that as of the date hereof it has no knowledge of any pending or proposed assessments.

ARTICLE 5

Apportionments/Reimbursements of Certain Expenses

        ARTICLE 5.1.  The following are to be apportioned as of 11:59 P.M. of the day preceding the date of the Closing:

               (a)        Real estate taxes on the basis of the fiscal years for which same have been assessed. Any refund of real estate taxes paid for years prior to Closing shall be the sole property of Seller. Any refund of real estate taxes for the tax year in which Closing occurs as a result of a tax certiorari proceeding or an overpayment of taxes (after deducting reasonable legal fees and other costs of protest or collection) shall be apportioned between Seller and Purchaser on a pro rata basis as of the Closing Date, based upon the amount of taxes for such year paid by Seller and Purchaser. This provision shall survive the Closing.

               (b)        Water charges and sewer rents, if any, on the basis of the fiscal years, respectively, for which the same have been assessed. If there are water meters on the Premises, Seller, to the extent obtainable, shall supply to Purchaser a water meter reading current through the Closing Date, or if not feasible to so read, to a date not more than thirty (30) days prior to the Closing Date, and the unfixed meter charges based thereon for the intervening period shall be apportioned on the basis of such last meter reading. Upon the taking of a subsequent actual water meter reading, such apportionment shall be readjusted and Seller or Purchaser, as the case may be, will promptly deliver to the other the amount determined to be due upon such readjustment. If Seller is unable to furnish such prior meter reading, any reading subsequent to the Closing will be apportioned on a per diem basis from the date of such reading immediately prior thereto, and Seller shall pay the proportionate charges due up to the date of Closing.

               (c)        Seller will cause all the utility meters to be read to and including the Adjustment Date and will be responsible therefor. Seller shall be entitled to the refund of any existing utility security deposits. The provisions of this paragraph shall survive the Closing.

               (d)        The value of fuel oil for heating, if any, stored at the Premises at the prevailing price, including sales tax. Seller shall provide a copy of the most recent fuel oil bill at closing of title.

               (e)        Seller shall be responsible for payment of all Gatehouse charges imposed by Executive Land Corp., up to the date of Closing. The parties agree to apportion such charges on a per diem basis based upon the quarterly bill for Gatehouse charges for the calendar quarter immediately preceding the Closing.

               (f)        Any matter specified in this Article that cannot reasonably be determined and apportioned between Seller and Purchaser on the Closing Date shall be specified by Purchaser and Seller in writing at Closing, and shall be subject to final settlement at such time as such matter is finally determined but in no event later than 60 days following the Closing Date. Such apportionments shall be effective as of the Closing Date. The provisions of this paragraph shall survive the Closing.

        ARTICLE 5.2.   Insurance Premiums.   No existing insurance policy shall be assigned to Purchaser, and no adjustment of any insurance premiums shall be made.

        ARTICLE 5.3.   Closing Costs.   Purchaser shall pay all premiums and charges of the Title Company for the Owner’s Title Policy to be issued pursuant to the Title Report, the cost of a new survey or of any updates or modifications to any existing survey obtained by Purchaser, all recording and filing charges in connection with the instruments by which Seller conveys the Premises, all escrow charges, and any other costs customarily paid by a purchaser pursuant to local practice. Seller shall pay all transfer taxes applicable to the transfer of the Premises to Purchaser, and except as otherwise provided herein, any other costs customarily paid by a seller pursuant to local practice. Each party shall pay its own attorneys. The obligations of the parties to pay applicable escrow or closing charges shall survive the termination of this Agreement.

        ARTICLE 5.4.   Any omissions or errors made in the computation of any apportionments at Closing shall be corrected post closing. Reimbursement of the appropriate amounts shall be made promptly after determination of the correction is made. The provisions of this Section 5.4 shall survive the date of Closing for a period of one (1) year.

ARTICLE 6

Condition of Premises

        ARTICLE 6.1.   The Purchaser has examined the Premises and is familiar with the physical condition thereof. The Seller has not made and does not make any representations as to the physical condition, expenses, operation, use or any other matter or thing affecting or related to the Premises, except as herein specifically set forth, and the Purchaser hereby expressly acknowledges that no representations have been made, and , subject to the provisions of Sections 6.1 (c) and (d) below, the Purchaser further acknowledges that it agrees to take the Premises “as is” at the Closing in their present condition.

        ARTICLE 6.2.   Subject to its rights to inspect as provided in Section 6.3, Purchaser represents and agrees that it is purchasing the Property in its “AS IS” condition as of the date hereof, subject to reasonable wear and tear of the same from the date hereof until the date of Closing.

        ARTICLE 6.3.   Purchaser, at its sole cost and expense, shall have the right, commencing on the Effective Date (defined below) and expiring at midnight on the forty fifth (45th) day following the Effective Date (the “Due Diligence Period”), provided that if the last day of the Due Diligence Period is a Saturday, Sunday or legal holiday, then the Inspection Period shall end at 5:00p.m. on the first business day thereafter, to (i) inspect and examine the buildings and improvements located at the Property, (ii) conduct an environmental audit, (iii) to secure such governmental approvals for Purchaser’s intended use of the Premises (iv) to perform such other tests inspections and examinations including, without limitation, surveys, soil reports, applicable zoning and land use controls and examinations of building systems, as Purchaser deems necessary in its sole discretion, and (v) obtain financing for the acquisition of the Property and (vi) to obtain an inducement resolution from the Town of Islip Industrial Development Agency and/or Suffolk County Industrial Development Agency. Purchaser shall not be permitted to conduct any invasive testing without the prior written consent of Seller. Without limiting the foregoing, Seller’s written approval (which approval shall not be unreasonably withheld, conditioned or delayed if and only if such testing is consistent with recommendations made by Purchaser’s environmental or engineering consultants and such testing is being undertaken solely to identify and investigate an existing condition on the Property arising from a point source of contamination that originated on the Property), shall be required prior to any testing or sampling of surface or subsurface soils, surface water, groundwater or any materials in or about the Improvements in connection with Purchaser’s environmental due diligence. The Purchaser has the right to cancel the contract for any reason during the Due Diligence Period in its sole and absolute discretion by giving written notice of such election to Seller on or before the expiration of the Due Diligence Period (time for the giving of said notice being of the essence) in which event the Deposit shall be returned forthwith to Purchaser and neither party shall have any further liability or obligation to the other hereunder, except for those obligations specifically stated to survive cancellation or termination of this Agreement. If written notice is not given pursuant to the immediately preceding sentence, all objections and conditions shall be, and shall be deemed and construed to have been, waived, and Purchaser shall be obligated to purchase the Property pursuant to the terms of this Agreement. The “Effective Date” of this Agreement shall be the date a fully executed original of this Agreement is delivered to Purchaser or its attorney (or if delivery is refused, the date of refusal of delivery). If Seller delivers a fully executed Agreement to Purchaser or its attorney by overnight courier the Effective Date of this Agreement shall be the day after Seller deposits such fully executed original with such overnight courier.

        ARTICLE 6.4.   Prior to entering upon the Premises, Purchaser shall obtain from an insurance company liability insurance in an amount of $1 million/$3 million from a insurance company reasonably acceptable to Seller with respect to Purchaser’s or Purchaser’s contractors’, agents’ and representatives’ activities and entry onto the Property. The policy shall name Seller as an additional insured and shall provide that the policy shall not be modified or cancelled without Seller first receiving prior written notice of any such modification or change. Purchaser shall deliver to Seller a certificate from the insurance company showing the above requirements prior to any entry onto the Property. Any such insurance obligation shall cease after Purchaser closes title.

        ARTICLE 6.5.   Purchaser agrees to indemnify and hold Seller and Seller’s shareholders, officers, directors and employees harmless from any damage or injury to persons or property, and any claim, action or damage arising out of or in connection with Purchaser’s or its contractors’, agents’, representatives’, servants’ or employees’ inspections, testing and investigations during their entry upon the Property, including without limitation the payment of reasonable attorneys fees and costs in defending any such claim, action or remedying such damage, except that Purchaser will not be responsible for consequential, incidental, remote or indirect damages. The provisions of this subparagraph shall survive Closing or the cancellation or termination of this Agreement.

        ARTICLE 6.6.   All entry shall be at reasonable times and after reasonable prior written notice to Seller (containing the date, time, name of inspector).

        ARTICLE 6.7.   All entry shall be at the sole risk and expense of Purchaser, its employees, agents, servants, representatives and contractors. The provisions of this subparagraph shall survive Closing or the cancellation or termination of this Agreement.

ARTICLE 7

Warranties and Representations

        ARTICLE 7.1.  Seller warrants and represents that:

               (a)        Seller has the requisite power and authority to enter into and perform the terms of this Agreement and the execution and delivery of this Agreement and the consummation of the transaction contemplated hereby requires or will require no further action or approval to constitute this Agreement as a valid and binding obligation of Seller.

               (b)        The performance of this Agreement will not result in any violation of; or will not be in conflict with; or will not constitute a default under, any corporate charter, certificate of incorporation, by-law, mortgage, indenture, contract, permit, judgment, decree, order, statute, rule or regulation, applicable to Seller.

               (c)        There are no leases affecting the Premises.

               (d)        At closing of title, the Premises will be delivered vacant and free of tenancies.

        ARTICLE 7.2.  Purchaser warrants and represents that:

               (a)        Purchaser has the requisite power and authority to enter into and perform the terms of this Agreement, and the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby require no further action or approval to constitute this Agreement as a valid and binding obligation of Purchaser.

               (b)        The performance of this Agreement will not result in any violation of; or will not be in conflict with; or will not constitute a default under, any corporate charter, certificate of incorporation, by-law, mortgage, indenture, contract, permit, judgment, decree, order, statute, rule or regulation, applicable to Purchaser.

ARTICLE 8

Conditions Precedent to Closing

        ARTICLE 8.1.   In addition to any other condition set forth in this Agreement, Purchaser’s obligation to close is subject to each and all of the following conditions precedent:

               (a)        All of Seller’s representations and warranties shall be true and correct in all material respects as of the Closing Date.

               (b)        Seller shall have performed all of the obligations of Seller hereunder to be performed on or prior to the Closing.

        ARTICLE 8.2.   In addition to any other condition set forth in this Agreement, Seller’s obligation to close shall be subject to the following conditions precedent:

               (a)        All of Purchaser’s representations and warranties shall be true and correct in all material respect as of the Closing Date.

        ARTICLE 8.3.   Purchaser shall have performed all of the obligations of Purchaser herein to be performed on or prior to the Closing.

ARTICLE 9

Closing and Closing Documents

        ARTICLE 9.1.   The consummation of the transactions provided for hereunder (the “Closing”) shall take place on or about 30 days after the expiration of the Due Diligence Period at the offices of Stein & Schonfeld LLP, 100 Quentin Roosevelt Boulevard, Garden City, New York 11530 or at the offices of Purchaser’s Lender, if any, subject to the further provisions herein. The date on which the Closing occurs is referred to herein as the “Closing Date”.

        ARTICLE 9.2.   At the Closing:

               (a)        Seller shall deliver to Purchaser:

                           (i)        A bargain and sale deed with covenant against grantor’s acts (the “Deed”) in proper statutory short form for recording, which shall be duly executed and acknowledged so as to convey to Purchaser fee simple title to the Premises, free of all Title Defects, except as herein stated, which Deed shall contain the covenant required by subdivision 5 of Section 13 of the Lien Law;

                           (ii)        Possession of the Premises vacant, broom clean and unoccupied.

                           (iii)        A non-foreign status affidavit (“FIRPTA”), as required by Section 1445 of the Internal Revenue

Code.

                           (iv)        Checks to the order of the appropriate officers in payment of all applicable New York real property transfer taxes calculated on the Purchase Price hereunder and copies of any required tax returns therefor (TP-584 and RP-5217) executed by Purchaser and Seller.

                           (v)        A Seller’s title affidavit as reasonably requested by the Title Company;

                           (vi)        Reasonable proof of Seller’s authority as represented in Section 7.02(a) hereof.

        ARTICLE 9.3.  At the Closing:

               (a)        Purchaser shall deliver to Seller:

                           (i)        the balance of the Purchase Price pursuant to and in the manner set forth in this Agreement;

                           (ii)        such other instruments and documents herein required to be delivered to Seller at the Closing, including, but not limited to, signed counterparts of the appropriate New York State real property transfer tax forms (TP-584 and RP-5217) in the amount of the Purchase Price hereunder; and

                           (iii)        evidence of authority for the Purchaser to purchase the Premises.

        ARTICLE 9.4.   At any time or times on or before the date specified for the satisfaction of any condition, Purchaser or Seller may elect in writing to waive the benefit of any such condition set forth in Section 9.2 or Section 9.3, respectively. By closing the transaction, Purchaser and Seller shall be conclusively deemed to have waived the benefit of any remaining unfulfilled conditions set forth in Section 9.2 or Section 9.3, respectively. In the event any of the conditions set forth in Section 9.2 or Section 9.3 are neither waived nor fulfilled, Purchaser or Seller (as appropriate) may terminate their obligations to perform at the Closing and otherwise under this Agreement in accordance with the provisions of Article XI or Article XII, respectively.

ARTICLE 10

Transfer Taxes and Other Charges

        ARTICLE 10.1.   At the Closing, Seller shall pay all federal, state and local transfer, documentary stamps and other taxes and charges imposed upon or relating to the transfer of the Premises. At the Closing, Seller and Purchaser shall each, to the extent required by applicable law, duly execute and deliver all tax returns and information returns necessary and proper in connection therewith. The provisions of this Section 10.1 shall survive the Closing.

ARTICLE 11

Seller’s Inability to Perform

        ARTICLE 11.1.   In the event that Seller is unable to convey title in accordance with the terms of this Agreement, or if the Seller is unable to satisfy any other conditions precedent to Purchaser’s obligations under this Agreement, then the sole liability of Seller shall be to cause the return to Purchaser of the Deposit, other than obtaining the Approval and to pay Purchaser’s net cost of examining the title, which cost is not to exceed the charges approved by the New York State Insurance Department (the “Cost of Title Examination”). Upon such payments being made, this Agreement shall be deemed cancelled and the parties hereto shall be released from all of their respective obligations and liabilities hereunder. Purchaser shall have no rights of action against Seller in law or in equity, for damages or specific performance. Notwithstanding the foregoing, Purchaser shall have the right to accept such title as Seller can convey, and to waive any conditions to Purchaser’s obligations hereunder, in which event Seller shall make the deliveries provided for herein to Purchaser to the extent that Seller is able so to do, and there shall be no reduction in the Purchase Price. Seller shall have no duty nor be required to take any action, to institute any proceedings or to incur any expense in order to remedy or remove any Title Defect or otherwise to render title in accordance with the terms called for in this Agreement except as otherwise expressly provided herein.

ARTICLE 12

Purchaser’s Default

        ARTICLE 12.1.   If Purchaser fails to comply with any term of this Agreement, the Purchaser shall cause to be paid to Seller the Deposit, as liquidated damages and as Seller’s sole remedy, it being agreed that Seller’s actual damages are difficult or impossible to determine, and neither party shall have any further rights or obligations hereunder provided.

ARTICLE 13

Damage or Destruction; Condemnation

        ARTICLE 13.1.   Damage or Destruction. Seller shall keep in full force and effect until Closing its present hazard insurance with respect to the Premises. The risk of any loss by fire or other casualty shall be assumed solely by Seller until Closing; provided, however, that in the event of damage to or destruction of the Premises in an amount less than One Hundred Thousand ($100,000) Dollars to the Premises as determined by an independent inspector caused by fire or other casualty, or any part thereof, this Agreement shall, except as hereafter expressly provided, remain in full force and effect, and Seller, at Purchaser’s option, shall either: (a) repair or restore the Premises; or (b) pay over to Purchaser the amount of the insurance proceeds collected, to the extent not applied to the restoration or repair of the Premises; or, if any proceeds have not been collected, Seller shall assign to Purchaser all its right, title and interest in and to the same, to the extent not applied by Seller to the restoration or repair of the Premises. In the event Purchaser elects (b), the parties shall proceed to Closing as provided in this Agreement, and Purchaser shall receive at Closing a credit against the Purchase Price in the amount of the deductible, if any, under said hazard insurance policy. If there is damage of One Hundred Thousand ($100,000) Dollars or more to the Premises as determined by an independent inspector caused by fire or other casualty and such damage shall not be substantially restored or repaired by Closing, Purchaser may, at its option, upon notice to Seller not later than 10 days after receipt of notice of such fire, casualty, (i) terminate this Agreement, or (ii) elect to proceed to Closing as provided in this Agreement, in which case, Seller shall pay over to Purchaser the amount of the insurance proceeds collected, to the extent not applied to the restoration or repair of the Premises; or, if any proceeds have not been collected, Seller shall assign to Purchaser all its right, title and interest in and to the same, to the extent not applied by Seller to the restoration or repair of the Premises, and Purchaser shall receive at Closing a credit against the Purchase Price in the amount of the deductible, if any, under said hazard insurance policy. Upon termination pursuant to the preceding sentence, the obligations of each party to the other shall terminate without further liability hereunder or otherwise, except that the Deposit shall be refunded by Seller to Purchaser.

        ARTICLE 13.2.   Condemnation. The risk of any loss by the taking of the Premises or any part thereof by eminent domain (hereinafter a “taking”) shall be assumed solely by Seller until Closing; provided, however, that in the event of a taking, either Purchaser or Seller may, upon notice to the other, not later than 10 days after receipt of notice of such taking, (i) terminate this Agreement, or (ii) elect to proceed to Closing as provided in this Agreement, in which case, Seller shall pay over to Purchaser the amount of the condemnation proceeds collected, to the extent not applied to the restoration or repair of the Premises; or, if any proceeds have not been collected, Seller shall assign to Purchaser all its right, title and interest in and to the same, to the extent not applied by Seller to the restoration or repair of the Premises. Upon termination pursuant to the preceding sentence, the obligations of each party to the other shall terminate without further liability hereunder or otherwise, except that the Deposit shall be refunded by Seller to Purchaser. In the event of a taking and if the Seller elects to terminate this Agreement as provided for above, the Purchaser may not later than 10 days after receipt of notice of cancellation from Seller, notify Seller in writing of its intention to proceed with transaction, and in that event, this Agreement will remain in full force and effect and the parties will proceed to closing of title without abatement of the Purchase Price, and Seller shall pay over to Purchaser the amount of the condemnation proceeds collected, to the extent not applied to the restoration or repair of the Premises; or, if any proceeds have not been collected, Seller shall assign to Purchaser all its right, title and interest in and to the same, to the extent not applied by Seller to the restoration or repair of the Premises.

ARTICLE 14

Escrow Agent

        ARTICLE 14.1.   The Deposit shall be held in escrow until Closing by Seller’s attorneys, Stein & Schonfeld LLP (“Escrow Agent”). The Deposit shall be placed in an interest bearing account and the Deposit and interest (the “Interest”) accrued on the Deposit shall be paid over as follows:

               (i)        in the event title closes hereunder the Deposit and Interest shall be paid to the Seller at Closing;

               (ii)        in the event title does not close by reason of a default by Seller, the Deposit and Interest shall be paid to Purchaser together with the monies to be remitted to Purchaser pursuant to Section 11.1 of this Agreement; and

               (iii)        in the event title does not close by reason of a default by Purchaser, the Deposit and Interest shall be paid to Seller and this Agreement shall be null and void and there shall be no further liability on behalf of either party.

        ARTICLE 14.2.   Escrow Agent is acting hereunder as stakeholder only, without compensation and for the convenience and at the request of the parties. Escrow Agent shall not be liable for any action taken or omitted in good faith, provided that the Escrow Agent shall be liable for its gross negligence or willful misconduct in any event. Escrow Agent shall not be liable for and the parties jointly and severally agree to indemnify Escrow Agent against and hold Escrow Agent harmless from the payment of any interest or court costs or legal fees in any legal action that may be brought to recover the monies held in escrow or any part thereof unless the Escrow Agent shall fail or refuse to pay over any such monies pursuant to a final judgment, order or decree. At any time, Escrow Agent shall be entitled, in its sole discretion, to apply to any court of competent jurisdiction to determine the rights of the parties hereof, and in the event of such application of the Deposit, and Interest with such court, Escrow Agent shall be relieved and discharged from any liability or responsibility to the parties hereto.

        ARTICLE 14.3.   Notwithstanding any other provision of this Agreement, no notice, demand, request or other communication to the Escrow Agent in connection herewith shall be binding on the Escrow Agent unless it is in writing, refers specifically to this Agreement, is addressed to the Escrow Agent and is actually received by the Escrow Agent. Notwithstanding anything herein to the contrary, Escrow Agent shall hold the Deposit as agent for the Seller provided however that Escrow Agent may represent Seller in any matter arising out of this Agreement and the transaction and Purchaser waives any claim of conflict of interest arising from such representation.

ARTICLE 15

Notices

        ARTICLE 15.1.   Any notice, statement, demand or other communication required or permitted to be given, rendered or made by either party to the other pursuant to the terms of this

Contract or pursuant to any applicable law or requirement of any public authority shall be in writing and shall be deemed to have been properly given, rendered or made by (a) delivery by hand, (b) overnight courier, (c) certified mail, return receipt requested, addressed as appropriate, if to Seller, at the address listed above, or (d) by facsimile transmission, with a copy to:

Seth P. Stein, Esq.
Stein & Schonfeld LLP
100 Quentin Roosevelt Boulevard
Garden City, New York 11530

and to Purchaser, at the address listed above, with a copy to:

Howard Stein, Esq.
Certilman Balin Adler & Hyman LLP
90 Merrick Avenue
East Meadow, New York 11554

Any such notice, if (x) delivered by hand, shall be deemed to have been given, rendered or made when actually delivered by hand, (y) sent by overnight courier or by facsimile transmission, shall be deemed given, rendered or made upon actual receipt, or (z) sent by certified mail, return receipt requested, shall be deemed given, rendered or made as of three (3) days from the postmark of such notice. Either party may, by notice as aforesaid, designate a different address or addresses for notices, statements, demands or other communications intended for it. The attorneys for the respective parties hereto may transmit or receive any notice hereunder on behalf of their respective clients.

ARTICLE 16

No Oral Modification

        ARTICLE 16.1.   This Agreement constitutes the entire Agreement between the parties hereto and may not be modified or amended except by instrument in writing signed by the parties hereto, and no provisions or conditions may be waived other than by a writing signed by the party waiving such provision or condition.

ARTICLE 17

Construction of Agreement

        ARTICLE 17.1.   This Agreement shall be construed and interpreted without reference to the principle that a contract is to be construed against the drafter thereof. It is acknowledged and agreed by the parties hereto that the provisions hereof have been drafted by both parties hereto through the course of negotiations.

ARTICLE 18

Schedules

        ARTICLE 18.1.   All Schedules referred to in this Agreement, if any, are hereby incorporated in this Agreement by reference.

ARTICLE 19

Application Law

        ARTICLE 19.1.   This Agreement shall be governed by the laws of the State of New York.

ARTICLE 20

Successors and Assigns

        ARTICLE 20.1.   This Agreement shall be binding upon and inure to the benefit of Seller and Purchaser and their respective successors and permitted assigns.

ARTICLE 21

Article Headings

        ARTICLE 21.1.   Article headings are inserted only for the purpose of convenient reference and in no way define, limit or prescribe the scope or intent of this Agreement or any part thereof and shall not be considered in interpreting or construing this Agreement.

ARTICLE 22

Severability

        ARTICLE 22.1.   If any term, covenant, condition or provision of this Agreement to any circumstance or to any party shall be invalid or unenforceable to any extent, the remaining terms, covenants, conditions and provisions of this Agreement or the application thereof to any circumstances or to any party other than those as to which any term, covenant, condition or provision is held invalid or unenforceable, shall not be affected thereby and each remaining term, covenant, condition and provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

ARTICLE 23

Broker

        ARTICLE 23.1.   Seller and Purchaser represent and warrant that they have not dealt with any broker, finder or like agent in connection with this transaction except for Greiner-Maltz and CB Richard Ellis. The parties agree to, and hereby do, indemnify and save harmless each other and its respective legal representatives, heirs, successors and assigns against and from any loss, liability or expense, including reasonable attorneys’ fees, arising out of any claim or claims for commission or other compensation for bringing about this Agreement or the transaction contemplated hereby made by any other broker, finder or like agency which are based in whole or in part on dealing with such party or its representatives. The provisions of this Article shall survive the Closing and the termination of this Agreement. Seller shall be solely responsible for payment of any broker’s fees or compensation due and payable to Greiner-Maltz and CB Richard Ellis.

ARTICLE 24

Disclaimer

        ARTICLE 24.1.   Each of the parties hereto acknowledges that neither the other party nor any real estate broker nor any agent, officer, employee, servant or representative of such other party has made any representations whatsoever regarding the subject matter of this transaction except as specifically set forth herein, and each of the parties hereto acknowledges that in executing, delivering and/or performing this Agreement it has not relied upon and does not rely upon any such other representation.

ARTICLE 25

Assignment

        ARTICLE 25.1.   This Agreement may not be assigned by the Purchaser without the prior written consent of Seller, which consent may be withheld absolutely, except that Purchaser may assign this Agreement to a wholly-controlled affiliate or holding corporation.

ARTICLE 26
 Confidentiality

        ARTICLE 26.1.   Purchaser shall keep in strict confidence all information obtained with respect to the Premises pursuant to or in connection with this Agreement (including, without limitation, all terms and provisions of this Agreement, all Exhibits attached hereto and all information obtained in connection with any Inspections (as hereinafter defined) of the Premises) until such time as the Closing is completed. Purchaser agrees to instruct its agents, employees, advisers and consultants to comply with the provisions of this Section 26.1. Notwithstanding the foregoing, Purchaser may disclose all information obtained with respect to the Premises to its directors, bankers and advisors, Town of Islip Industrial Development Agency, Suffolk County Industrial Development Agency, as long as such parties agree to keep the information confidential until such time as the Closing is completed, but subject to any applicable statutory disclosure requirements. If the purchase and sale of the Premises contemplated hereby is not completed for any reason, Purchaser shall promptly return to Seller all instruments and materials, or copies of instruments and materials, or copies of instruments and materials, delivered pursuant hereto or made by Purchaser. The provisions of this Section 26.1 shall survive any termination of this Agreement.

ARTICLE 27

Disclaimers and Limitations

        ARTICLE 27.1.   EXCEPT AS SPECIFICALLY PROVIDED HEREIN TO THE CONTRARY, PURCHASER EXPRESSLY UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT THE CONVEYANCE OF THE PROPERTY SHALL BE MADE BY SELLER TO PURCHASER ON AN “AS IS, WHERE IS” BASIS AND WITH ALL FAULTS, AND PURCHASER ACKNOWLEDGES THAT PURCHASER HAS AGREED TO BUY THE PROPERTY IN ITS PRESENT CONDITION (SUBJECT TO PURCHASER’S RIGHT OF INSPECTION AND REVIEW AS PROVIDED HEREIN) AND THAT PURCHASER IS RELYING SOLELY ON ITS OWN EXAMINATION AND INSPECTIONS OF THE PROPERTY AND NOT ON ANY STATEMENTS OR REPRESENTATIONS MADE BY SELLER OR ANY AGENTS OR REPRESENTATIVES OF SELLER, EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH HEREIN. ADDITIONALLY, PURCHASER HEREBY ACKNOWLEDGES THAT, EXCEPT AS OTHERWISE SPECIFIED HEREIN, SELLER MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, OR ARISING BY OPERATION OF LAW, INCLUDING BUT IN NO WAY LIMITED TO, ANY WARRANTY OF CONDITION, HABITABILITY, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE PROPERTY OR ANY PORTION THEREOF, OR WITH RESPECT TO THE ECONOMICAL, FUNCTIONAL, ENVIRONMENTAL OR PHYSICAL CONDITION, OR ANY OTHER ASPECT, OF THE PROPERTY. SELLER HEREBY SPECIFICALLY DISCLAIMS ANY WARRANTY, GUARANTY OR REPRESENTATION, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, OF, AS TO, OR CONCERNING: (i) THE NATURE AND CONDITION OF THE PROPERTY OR ANY PART THEREOF, INCLUDING BUT NOT LIMITED TO ITS WATER, SOIL, OR GEOLOGY, OR THE SUITABILITY THEREOF FOR ANY AND ALL ACTIVITIES AND USES WHICH PURCHASER MAY ELECT TO CONDUCT THEREON, OR ANY IMPROVEMENTS PURCHASER MAY ELECT TO CONSTRUCT THEREON, OR ANY INCOME TO BE DERIVED THEREFROM, OR ANY EXPENSES TO BE INCURRED WITH RESPECT THERETO, OR ANY OBLIGATIONS OR ANY OTHER MATTER OR THING RELATING TO OR AFFECTING THE SAME; (ii) THE ABSENCE OF ASBESTOS OR ANY ENVIRONMENTALLY HAZARDOUS SUBSTANCES ON, IN OR UNDER THE PROPERTY OR ON, IN OR UNDER ANY PROPERTY ADJACENT TO OR ABUTTING THE PROPERTY; (iii) THE MANNER OF CONSTRUCTION OR CONDITION OR STATE OF REPAIR OR LACK OF REPAIR OF ANY IMPROVEMENTS; AND (iv) THE COMPLIANCE OF THE PROPERTY OR THE OPERATION OF THE PROPERTY OR ANY PORTION THEREOF WITH ANY LAWS, RULES, ORDINANCES OR REGULATIONS OF ANY GOVERNMENT OR OTHER BODY; AND (v) THE NATURE OR EXTENT OF ANY EASEMENT, RESTRICTIVE COVENANT, RIGHT-OF-WAY, LEASE, POSSESSION, LIEN, ENCUMBRANCE, LICENSE, RESERVATION, CONDITION OR OTHER SIMILAR MATTER PERTAINING TO THE PROPERTY, OR PORTION THEREOF.

        IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above set forth.

Seller: THE COMMUNITY PROGRAMS CENTER OF LONG ISLAND, INC.

By: /s/ Steph Friedman Name: Steph Friedman Title: Executive Director

Purchaser: TII NETWORK TECHNOLOGIES, INC.

By: /s/ Kenneth A. Paladino Name: Kenneth A. Paladino Title: Vice President, Chief Financial Officer

SCHEDULE A

Metes and Bounds Property Description